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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                        Date of Report: December 9, 2004

                              CEMEX, S.A. de C.V.
                              ___________________
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  ___________
                (Translation of Registrant's name into English)

                             United Mexican States
                             _____________________
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
          ____________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____              No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

     1. Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and RMC Group p.l.c. ("RMC"), dated December 9, 2004, announcing that the European Commission ("EC") cleared the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX, under the EC Merger Regulation (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CEMEX, S.A. de C.V.
                                                 ______________________________
                                                 (Registrant)



Date:  December 9, 2004                          By: /s/ Rafael Garza
                                                     __________________________
                                                     Name:  Rafael Garza
                                                     Title: Chief Comptroller


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                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

     1                   Press release issued by CEMEX, S.A. de C.V.
                         ("CEMEX") and RMC Group p.l.c. ("RMC"), dated December 9, 2004, announcing that the European Commission ("EC") cleared the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX, under the EC Merger Regulation.